
07003671

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LaSalle Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 2506
(No. and Street)

Chicago, (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Wallace (312) 506-3450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dooley, Bradford R., CPA
(Name – *if individual, state last, first, middle name*)

220 S. State Street, (Address) Chicago, (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2007 WASH, D.C. 202

PROCESSED APR 27 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Lillwitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaSalle Capital, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Sworn and subscribed to me on the 27th day of February, 2007.

Erica Tebo
Notary Public

Signature

President
Title



Official Seal
Erica Tebo
Notary Public State of Illinois
Cook County
My Commission Expires
February 26, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
220 SOUTH STATE STREET - SUITE 1910
CHICAGO, ILLINOIS 60604

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

INDEPENDENT AUDITOR'S REPORT

To the Members
LaSalle Capital, LLC
Chicago, IL 60604

I have audited the accompanying statement of financial condition of LaSalle Capital, LLC as of December 31, 2006. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of LaSalle Capital, LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



Certified Public Accountant

Chicago, Illinois
February 27, 2007

LASALLE CAPITAL, LLC
(An Illinois Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

ASSETS

Cash in bank	$ 1,152,229
Receivables from brokers, dealers and clearing organizations	323,104
Securities owned, at market	250,724
Deposits with clearing organization	210,798
Property and equipment, net of accumulated depreciation of $13,238	163,854
Other assets	45,576
Total assets	$ 2,146,285

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Payable to brokers, dealers and clearing organizations	$ 57,419
Securities sold, not yet purchased- at market	316,877
Accounts payable and accrued liabilities	352,998
Subordinated loan payable	370,000
Total liabilities	1,097,294
Members' Capital	1,048,991
Total liabilities and members' capital	$ 2,146,285

The accompanying notes to the financial statements are an integral part of this statement.

LASALLE CAPITAL, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 ORGANIZATION

Description of the Company

LaSalle Capital, LLC, "the Company", is an Illinois Limited Liability Company formed on February 25, 2004. The Company is registered with the Securities and Exchange Commission and is a member of the Chicago Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. (NASD). The Company operates as a proprietary trader and market maker for equity securities for its own account.

The Company should continue in existence until it is terminated in accordance with either the provisions of the Operating Agreement or the Illinois Limited Liability Company Act.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies which have been followed by LaSalle Capital, LLC (the Company) in preparing the accompanying financial statements is set forth below.

Accounting Estimates

The Company's financial statements are prepared in accordance with accounting principals generally accepted in the United States of America and require the use of management's best judgment and estimates. Estimates, including the fair value of financial instruments and contractual commitments and other matters that affect the reported amounts and disclosures of contingencies in the statements may vary from actual results.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of acquisition to be cash equivalents.

Financial Instruments

Securities positions are recorded on the trade date. Equity securities are stated at the last reported sales price or upon the closing exchange settlement prices as of the last business day of the reporting period. The difference between cost and market value on securities is reflected in income on trade date.

Income Taxes

The Company has elected to be treated as a partnership for federal and state income tax purposes. Consequently, no provision of credit has been made for Federal income taxes, as the Company's income is directly taxable to the individual members.

Company Expenses

The Company is responsible for all Exchange membership fees, membership leases and all trading fees as well as general administrative expenses such as office rent, equipment, and bookkeeping services and for fees for attorneys, auditors and tax preparation.

LASALLE CAPITAL, LLC
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 3 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company operates as a proprietary trader and market maker in various equity securities. In the normal course of trading activities, the Company acquires long positions in securities as well as obligations when securities are sold short.

While the potential loss on a long security position is limited to the amount paid, the potential loss on a security sold short is unlimited, as the obligation increases as the market value increases.

Security positions are monitored daily to limit adverse market risk. Additionally, securities positions are required to be carried at the market value in computing the Company's net capital.

NOTE 4 LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at December 31, 2006 is listed below:

Subordinated loan agreement, Harris NA, prime plus 1.75% (effectively 10% at December 31, 2006), due October 24, 2008	$ 370,000

Interest expense in the amount of $6,886 was paid on this borrowing during the year ended December 31, 2006.

This subordinated borrowing is covered by agreements approved by the Chicago Stock Exchange, Inc. and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The subordinated loan has been approved in the amount of $500,000 of which the outstanding balance was $370,000 at December 31, 2006.

NOTE 5 NET CAPITAL REQUIREMENTS

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $566,500 or 6 2/3% of "aggregate indebtedness" whichever is greater, as these terms are defined. The minimum requirement is based upon the number and price of the securities that the Company is actively trading.

Adjusted net capital and aggregate indebtedness change from day to day, but at December 31, 2006, the Company had adjusted net capital and net capital requirements of $1,136,304 and $566,500 respectively. The net capital rule may effectively restrict the payment of member distributions.

The Company is a member of National Securities Clearing Corporation (NSCC). Membership in NSCC requires that the Company maintains net capital of $500,000 in excess of the minimum requirement.

LASALLE CAPITAL
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 6 TRADING ACTIVITIES

The Company engages in proprietary trading of securities, acting as a proprietary trader and market maker. As such, the Company holds itself out as willing to buy and sell securities for its own account on a regular and continuous basis.

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable. As the instruments are carried at market value, those changes directly affect income. Exposure to market risk is managed in accordance with risk limits set by the Managing Member.

Securities owned at December 31, 2006 consisted of the following:

	Market Value
Common stock and equity securities	$ 250,724

Securities sold, not yet purchased at December 31, 2006 consist of the following:

Common stocks and equity securities	$ 316,877

The results of the trading activities as of December 31, 2006 are summarized in the following below:

Common stock and equity securities	$ 5,114,494

NOTE 7 RETIREMENT PLAN

The Company maintains a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Under the plan, employees may elect to defer up to 15% of their salary, subject to the Internal Revenue Service limits. The Company has elected to make a discretionary contribution for the year ended December 31, 2006 in the amount of $20,607.

NOTE 8 COMMITMENTS

The Company occupies its offices under leases which expire on March 31, 2008. Future rental commitments under the terms of the leases are as follows:

Year Ended December 31,	
2007	$ 42,000
2008	10,500
Thereafter	-0-
Total	$ 52,500

NOTE 9 CONTINGENT LIABILITIES

The Company was advised that the U.S. Securities and Exchange Commission (SEC) is conducting an informal investigation entitled "In the Matter of Certain Specialists Trading

LASALLE CAPITAL
(An Illinois Limited Liability Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 9 CONTINGENT LIABILITES (cont'd)

on Regional and Options Exchanges (NY-7439)" concerning possible violations of federal securities laws and certain regional and options exchange rules concerning trading of various firms. Information has been furnished to the SEC staff, including information regarding the Company.

The SEC staff has proposed a settlement with respect to this inquiry, which would potentially include naming the Company as a Respondent. The Company is vigorously contesting this matter and it is not yet possible to determine the ultimate outcome of this matter.

END